UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA REPORTS SECOND QUARTER 2009 RESULTS

$1.6 billion Operating Income Before Depreciation and Amortization (“OIBDA”) in the second quarter of 2009, up 16% from the first quarter of 2009 and up 1% from the second quarter of 2008
OIBDA Margin increased to 34% from 29% in first quarter of 2009 and 33% in the second quarter of 2008; focused efforts on reducing operating expenses helped improve margin
Contract customer churn of 2.2% in the second quarter, down from 2.3% in the first quarter of 2009, but up from 1.9% in the second quarter of 2008
Data ARPU growth accelerated to 15% year-on-year from 11% year-on-year in the first quarter of 2009
325,000 net new customers added in the second quarter of 2009, down from 415,000 in the first quarter of 2009 and 668,000 in the second quarter of 2008
Launched the T-Mobile® myTouch™ 3G, the highly anticipated second Android device
Retail agreement announced with RadioShack to offer T-Mobile products in more than 4,000 stores

BELLEVUE, Wash., August 6, 2009 -- T-Mobile USA, Inc. (T-Mobile USA) today reported second quarter of 2009 results.  In the second quarter of 2009, T-Mobile USA reported OIBDA of $1.6 billion, up 16% compared to the first quarter of 2009 and up 1% from the second quarter of 2008, with an OIBDA margin of 34%.  Additionally, T-Mobile USA reported contract churn of 2.2%, down from 2.3% in the first quarter of 2009, and 325,000 net new customers in the second quarter of 2009.

"In 2009, we're launching the best products and services we've ever brought to market," said Robert Dotson, President and CEO, T-Mobile USA. "In the quarter, we unveiled devices like our new T-Mobile myTouch 3G with Google.  The myTouch will join other new T-Mobile 3G devices just in time for a powerful back-to-school offering available in even more locations with our newly announced RadioShack retail agreement.  In the quarter, we also made steady progress in growing data revenues as more customers move to craved-for mobile internet and messaging services.  And finally, in Q2 we also drove operational cost efficiencies that helped us deliver a much better margin for the quarter."

"We see opportunities for new growth given the anticipated growing demand for innovative mobile internet and data services in the U.S. market," said Rene Obermann, CEO of Deutsche Telekom.  "In the area of cost control, I'm pleased with efforts by the U.S. team to drive a sequential increase in margin."

Customers
In the second quarter of 2009, T-Mobile USA added 325,000 net new customers, down from 415,000 in the first quarter of 2009 and 668,000 in the second quarter of 2008.

The number of net new customer additions decreased compared to the second quarter of 2008 primarily due to higher churn of contract customers, as explained below.  Gross customer additions increased year-on-year, and continue to be driven by strong growth in lower ARPU products.

Contract customer net additions made up 17% of customer growth in the second quarter of 2009, compared to 39% in the first quarter of 2009 and 80% in the second quarter of 2008.   The decrease in contract customer additions year-over-year is due to higher contract churn, including FlexPaysm. Additionally, gross contract customer additions were lower as lower gross customer additions of branded products were partially offset by strong machine-to-machine contract additions.

Prepaid net customer additions, including wholesale customers, were 268,000 in the second quarter of 2009, up from 255,000 in the first quarter of 2009 and up from 143,000 in the second quarter of 2008.

Contract customers comprised 81% of T-Mobile USA’s total customer base at June 30, 2009. T-Mobile USA ended the second quarter of 2009 with 33.5 million customers, up from 33.2 million at the end of the first quarter of 2009.

Churn
Contract churn was 2.2% in the second quarter of 2009, down from 2.3% in the first quarter of 2009 and up from 1.9% in the second quarter of 2008.
Contract churn decreased in the second quarter of 2009 compared to the first quarter of 2009, due in part to customer loyalty initiatives.
Blended churn, including both contract and prepaid customers, was 3.1% in the second quarter of 2009, in line with the first quarter of 2009 and up from 2.7% in the second quarter of 2008.
Blended churn compared to the second quarter of 2008 continues to be impacted by competitive intensity in both the contract and prepaid customer segments.

OIBDA and Net Income
T-Mobile USA reported OIBDA of $1.60 billion in the second quarter of 2009, up from $1.38 billion in the first quarter of 2009 and $1.58 billion in the second quarter of 2008.

The sequential increase in OIBDA was primarily due to lower operating expenses.  The implementation of cost saving initiatives combined with lower commission costs and handset subsidies contributed to the decrease.

OIBDA margin (as defined in Note 6 to the Selected Data, below) was 34% in the second quarter of 2009, up from 29% in the first quarter of 2009 and 33% in the second quarter of 2008.
Net income for the second quarter of 2009 was $425 million, up from $322 million in the first quarter of 2009, but down from $452 million in the second quarter of 2008.

Revenue

Service revenues (as defined in Note 1 to the Selected Data, below) were $4.77 billion in the second quarter of 2009, in line with the first quarter of 2009, but down from $4.85 billion in the second quarter of 2008.

Sequentially, service revenues were stable, as lower voice revenues were offset by data revenue growth.

The decrease in service revenues in the second quarter of 2009 compared to the second quarter of 2008 was primarily due to lower revenues from contract customers resulting from a higher proportion of lower ARPU customers combined with reduced customer spending.

Total revenues, including service, equipment, and other revenues were $5.34 billion in the second quarter of 2009, down from $5.40 billion in the first quarter of 2009 and $5.47 billion in the second quarter of 2008.

The decrease in total revenues year-over-year was primarily due to the decrease in service revenues as discussed above. Sequentially, the decrease was driven by lower equipment sales.

ARPU

Blended Average Revenue Per User (“ARPU” as defined in Note 1 to the Selected Data, below) was $48 in the second quarter of 2009, in line with the first quarter of 2009 but down from $52 in the second quarter of 2008.

Contract ARPU was $52 in the second quarter of 2009, in line with the first quarter of 2009, but down from $55 in the second quarter of 2008.

Contract ARPU year-over-year decreased due to a higher proportion of lower ARPU customers in the customer base, the loss of some higher-value customers due to competitive intensity and lower variable revenues, including roaming.

Prepaid ARPU was $21 in the second quarter of 2009, in line with first quarter of 2009 but down from $23 in the second quarter of 2008.
The decrease in prepaid ARPU is due in part to an increase in the proportion of lower ARPU customers, such as wholesale customers.

Data services revenue (as defined in Notes 1 and 8 to the Selected Data, below) was $990 million in the second quarter of 2009, representing 20.8% of blended ARPU, or $9.90 per customer, up from 19.6% of blended ARPU, or $9.40 per customer in the first quarter of 2009, and 16.6% of blended ARPU, or $8.60 per customer in the second quarter of 2008. Data services revenue increased 6% compared to the first quarter of 2009 and 23% year-over-year.

2.1 million 3G-capable converged devices (such as the T-Mobile G1TM, the 3G-enabled Sidekick LX, and the Samsung Behold and Memoir) were on the T-Mobile USA network at the end of the second quarter of 2009, an increase of almost 40% from the first quarter of 2009.

The increase of 3G-capable converged devices and the continued build out of the 3G network has resulted in increased adoption of 3G data plans, driving data ARPU growth.

The total number of messages carried on the T-Mobile USA network increased to 74 billion in the second quarter of 2009, compared to 66 billion in first quarter of 2009 and 41 billion in the second quarter of 2008.  Messaging revenue continues to be a significant component of data ARPU.

CPGA and CCPU

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in Note 4 to the Selected Data, below) was $270 in the second quarter of 2009, down from $300 in the first quarter of 2009 and $320 in the second quarter of 2008.

CPGA decreased in the second quarter of 2009 compared to the first quarter of 2009. This was primarily related to lower customer acquisition expenses, including commissions.

The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in Note 3 to the Selected Data, below), was $23 per customer per month in the second quarter of 2009, down from $25 in the first quarter of 2009 and second quarter of 2008.

The sequential decrease in CCPU is partly due to the successful implementation of cost saving initiatives and lower retention costs, including a lower subsidy loss per handset.
Year-over-year both CPGA and CCPU have decreased due to a change in the mix in customer additions and the customer base towards lower ARPU products which incur lower acquisition and servicing costs.

Capital Expenditures

Cash capital expenditures (as defined in Note 7 to the Selected Data, below) were $1.08 billion in the second quarter of 2009, compared to $1.13 billion in the first quarter of 2009 and $1.06 billion in the second quarter of 2008.

T-Mobile USA’s continued focus on network quality and coverage as well as the national roll-out of the UMTS/HSDPA (3G) network resulted in consistent capital expenditures year-on-year and sequentially.

T-Mobile USA continues to invest in the 3G network which now covers 176 cities and reaches 121 million people, and is expected to continue to grow throughout the year.

Stick Together Highlights

On June 22, 2009, T-Mobile USA announced the availability of the T-Mobile myTouch 3G, the next highly anticipated Android device. T-Mobile myTouch 3G boasts a sleek look and contoured feel, plus an array of new features that builds on the popular T-Mobile G1. A touch-screen display with virtual keyboard is built into a slim, smooth and lightweight design.

Other new products launched include the 3G webConnect USB Laptop Stick, 3G-enabled Sidekick LX™, T-Mobile® Dash 3GTM, HTC Touch Pro2TM, and the BlackBerry Curve 8520.

On July 23, 2009, T-Mobile USA announced a retail agreement with RadioShack to offer T-Mobile products and services in more than 4,000 stores.  The relationship expands RadioShack’s wireless offerings and for T-Mobile USA, the agreement nearly doubles the number of national retail partner stores offering its products and services nationwide, making RadioShack T-Mobile USA’s largest national retail partner.

T-Mobile USA is the U.S. wireless operation of Deutsche Telekom AG (NYSE: DT). In order to provide comparability with the results of other US wireless carriers, all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in Euros and in accordance with International Financial Reporting Standards (IFRS).

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.t-mobile.com

SELECTED DATA FOR T-MOBILE USA

(thousands)	Q2 09	Q1 09	Full Year 2008	Q4 08	Q3 08	Q2 08
Customers, end of period2	33,497	33,173	32,758	32,758	32,136	31,466
Thereof contract customers	27,022	26,966	26,806	26,806	26,539	26,246
Thereof prepaid customers	6,475	6,207	5,952	5,952	5,597	5,220
Net customer additions	325	415	2,940	621	670	668
Acquired customers	-	-	1,132	-	-	-

Minutes of use/contract customer/month	1,150	1,130	1,150	1,130	1,140	1,170
Contract churn	2.20%	2.30%	2.10%	2.40%	2.40%	1.90%
Blended churn	3.10%	3.10%	2.90%	3.30%	3.00%	2.70%

($)
ARPU (blended) 1	48	48	51	50	52	52
ARPU (contract)	52	52	55	54	55	55
ARPU (prepaid)	21	21	23	23	24	23
Data ARPU (blended)8	9,90	9,40	8,90	9,30	8,90	8,60
Cost of serving (CCPU)3	23	25	25	25	25	25
Cost per gross add (CPGA)4	270	300	290	270	290	320

($ million)
Total revenues	5,342	5,398	21,885	5,722	5,506	5,470
Service revenues1	4,766	4,774	19,242	4,904	4,911	4,854
OIBDA5	1,601	1,383	6,123	1,568	1,531	1,583
OIBDA margin 6	34%	29%	32%	32%	31%	33%
Capital expenditures7	1,078	1,125	3,603	895	956	1,062

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1
Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers.  ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period.  We believe ARPU provides management with useful information to evaluate the revenues generated from our customer base.

Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues (including messaging and non-messaging revenue) is a component of service revenues. Within the consolidated financial statements below, other revenues include co-location rental income and, through 2008, wholesale revenues from the usage of our network in California, Nevada, and New York by AT&T customers, among other items, and are therefore not included in ARPU.

2
A customer is defined as a SIM card with a unique mobile identity number which generates revenue. Contract customers and prepaid customers include FlexPay customers depending on the type of rate plan selected. FlexPay customers with a contract are included in contract customers, and FlexPay customers without a contract are included in prepaid customers.  Wholesale customers are included in prepaid customers as they most closely align with this customer segment.  Machine-to-machine customers have contracts and are therefore included in contract customers.

3
The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition.  Subsidy loss unrelated to customer acquisition includes upgrade handset costs for existing customers offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4
Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

5.
Operating Income Before Interest, Depreciation and Amortization (“OIBDA”) is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our business by senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.  OIBDA is not adjusted for integration costs of SunCom.

6.	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in Note 5 above) divided by service revenues.

7	Capital expenditures consist of amounts paid by T-Mobile USA for purchases of property and equipment.

8
Data ARPU is defined as total data revenues divided by average total customers during the period. Total data revenues include data revenues from contract customers, prepaid customers, Wi-Fi revenues and data roaming revenues.  The relative fair value of data revenues from unlimited voice and data plans are included in total data revenues.

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.t-mobile.com

T-MOBILE USA
Condensed Consolidated Balance Sheets
(dollars in millions)
(unaudited)

ASSETS	June 30,	December 31,
	2009	2008

Current assets:
Cash and cash equivalents	$277	$306
Receivables from affliates	10	113
Accounts receivable, net of allowances of $293 and $292,
respectively	2,603	2,809
Inventory	973	931
Current portion of net deferred tax assets	1,216	1,148
Other current assets	597	644
Total current assets	5,676	5,951
Property and equipment, net of accumulated depreciation of
$11,655 and $11,400, respectively	13,060	12,600
Goodwill	12,025	12,011
Spectrum licenses	15,234	15,254
Other intangible assets, net of accumulated amortization of
$85 and $575, respectively	186	212
Long-term investments	114	125
Other assets	131	137
	$46,426	$46,290

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$3,340	$4,057
Current payables to affiliates	5,752	1,557
Other current liabilities	353	364
Total current liabilities	9,445	5,978

Long-term payables to affiliates	9,180	13,850
Deferred tax liabilities	2,942	2,452
Other long-term liabilities	1,334	1,227
Total long-term liabilities	13,456	17,529

Commitments and contingencies

Stockholder’s equity:
Common stock and additional paid-in capital	36,594	36,594
Accumulated other comprehensive loss	(8)	-
Accumulated deficit	(13,159)	(13,906)
Total stockholder’s equity	23,427	22,688
Noncontrolling interest	98	95
Total equity	23,525	22,783
	$46,426	$46,290

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.t-mobile.com

T-MOBILE USA
Condensed Consolidated Statements of Operations
(dollars in millions)
(unaudited)

	Quarter Ended June 30, 2009	Quarter Ended March 31, 2009	Quarter Ended June 30, 2008
Revenues:
Contract	$4.211	$4.225	$4.321
Prepaid	396	393	359
Roaming and other service	159	156	174
Equipment sales	499	549	529
Other	77	75	87
Total revenues	5.342	5.398	5.470
Operating expenses:
Network	1.236	1.249	1.271
Cost of equipment sales	828	985	834
General and administrative	886	930	906
Customer acquisition	791	851	876
Depreciation and amortization	723	697	667
Total operating expenses	4.464	4.712	4.554
Operating income	878	686	916
Other expense, net	(191)	(165)	(185)
Income before income taxes	687	521	731
Income tax expense	(262)	(199)	(279)
Net income	$425	$322	$452
Other comprehensive loss, net of tax
Unrealized loss on avaliable-for-sale securities	(8)	-	-
Total comprehensive income	$417	$322	$452

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.t-mobile.com

T-MOBILE USA
Condensed Consolidated Statements of Cash Flows
(dollars in millions)
(unaudited)

	Quarter Ended June 30, 2009	Quarter Ended June 30, 2008
Operating activities:
Net income	$425	$452
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	723	667
Income tax expense	262	279
Bad debt expense	115	118
Other, net	44	122
Changes in operating assets and liabilities:
Accounts receivable	(164)	(235)
Inventory	(59)	(4)
Other current and non-current assets	17	(21)
Accounts payable and accrued liabilities	(49)	147
Net cash provided by operating activities	1,314	1,525
Investing activities:
Purchases of property and equipment	(1,078)	(1,062)
Purchases of intangible assets	(14)	(20)
Short-term affiliate loan receivable, net	-	(425)
Other, net	2	48
Net cash used in investing activities	(1,090)	(1,459)
Financing activities:
Repayment of debt assumed through SunCom acquisition	-	(768)
Long-term debt repayments to affiliates	-	(5)
Long-term debt borrowings from affiliates	-	783
Net cash provided by financing activities	-	10

Change in cash and cash equivalents	224	76
Cash and cash equivalents, beginning of period	53	142
Cash and cash equivalents, end of period	$277	$218

Non-cash investing and financing activities with affiliates:

T-Mobile USA remitted $400 million to affiliates in the first and second quarter of 2009 as a short term receivable. Of this amount, $300 million of the cash outflow was used during the period as settlement of debt and $100 million was received back within Q2 2009.

T-Mobile USA remitted $1,120 million to affiliates in the first and second quarter of 2008 as a short term receivable; the cash outflow was later used during the second quarter of 2008 as settlement of debt in line with the related repayment schedule.

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.t-mobile.com

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

OIBDA is reconciled to operating income as follows:

	Q2 2009	Q1 2009	Full Year 2008	Q4 2008	Q3 2008	Q2 2008

OIBDA	$1,601	$1,383	$6,123	$1,568	$1,531	$1,583
Depreciation and amortization	(723)	(697)	(2,753)	(730)	(678)	(667)

Operating income	$878	$686	$3,370	$838	$853	$916

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q2 2009	Q1 2009	Full Year 2008	Q4 2008	Q3 2008	Q2 2008
Customer acquisition costs	$791	$851	$3,540	$897	$906	$876

Plus: Subsidy loss Equipment sales	(499)	(549)	(2,262)	(687)	(512)	(529)
Cost of equipment sales	828	985	3,524	1,030	828	834
Total subsidy loss	329	436	1,262	343	316	305

Less: Subsidy loss unrelated to customer acquisition	(186)	(252)	(735)	(215)	(178)	(169)
Subsidy loss related to customer acquisition	143	184	527	128	138	136
Cost of acquiring customers	$934	$1,035	$4,067	$1,025	$1,044	$1,012

CPGA ($ / new customer added)	$270	$300	$290	$270	$290	$320

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.t-mobile.com

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q2 2009	Q1 2009	Full Year 2008	Q4 2008	Q3 2008	Q2 2008

Network costs	$1,236	$1,249	$5,007	$1,286	$1,284	$1,271
General and administrative	886	930	3,691	941	957	906
Total network and general and administrative costs	2,122	2,179	8,698	2,227	2,241	2,177
Plus: Subsidy loss unrelated to customer acquisition	186	252	735	215	178	169

Total cost of serving customers	$2,308	$2,431	$9,433	$2,442	$2,419	$2,346

CCPU ($ / customer per month)	$23	$25	$25	$25	$25	$25

About T-Mobile USA:

Based in Bellevue, Wash., T-Mobile USA, Inc. is the U.S. wireless operation of Deutsche Telekom AG (NYSE: DT). By the end of the second quarter of 2009, almost 150 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 33.5 million by T-Mobile USA — all via a common technology platform based on GSM and UMTS, the world’s most widely-used digital wireless standards. T-Mobile USA’s innovative wireless products and services help empower people to connect to those who matter most. Multiple independent research studies continue to rank T-Mobile USA among the highest in numerous regions throughout the U.S. in wireless customer care and call quality. For more information, please visit http://www.T-Mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG.  For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:                                                                          Investor Relations Contacts:

Michael Lange                                                                          Investor Relations Bonn
Deutsche Telekom                                                                    Deutsche Telekom
+49 228.936.31717                                                                 +49 228.181.88880

Andreas Leigers                                                                   Nils Paellmann
Deutsche Telekom                                                              Investor Relations New York
+49 228.181.4949                                                              Deutsche Telekom
           +1 212.424.2951
          +1 877.DT SHARE (toll-free)

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.t-mobile.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Raphael Kübler
Name:	Raphael Kübler
Title:	Senior Vice President Controlling and Accounting

Date: August 7, 2009